

April 9, 2014

Via E-mail
Hamid Doroudian
President, Chief Executive Officer and Secretary
Neurokine Pharmaceuticals Inc.
1275 West 6th Avenue
Vancouver, British Columbia V6H 1A6

> **Re: Neurokine Pharmaceuticals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 1, 2014**
> **File No. 333-161157**

Dear Mr. Doroudian:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ *Daniel Greenspan for*
>
> Jeffrey P. Riedler
> Assistant Director

cc: Via E-mail
        William L. Macdonald
        W.L. Macdonald Law Corporation
        400 - 570 Granville Street
        Vancouver BC V6C 3P1